Exhibit 99.1

CTRL Group Limited Announces Financial Results for the First Half of Fiscal Year 2024

CTRL Group Limited (“CTRL Group” or the “Company”) (Nasdaq: MCTR) is a limited liability company established under the laws of the British Virgin Islands on May 13, 2022. CTRL Group’s registered agent is Vistra Corporate Services Centre, located at Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and its principal place of business is located at Unit F, 12/F, Kaiser Estate Phase 1, 41 Man Yue Street, Hunghom, Kowloon, Hong Kong. CTRL Group is a holding company with no business operations and its principal operating subsidiary is CTRL Media Limited (“CTRL Media”), which is an integrated marketing and advertising services provider in Hong Kong specializing in mobile games promotion for the local market. CTRL Group owns 100% of CTRL Media, which was incorporated in Hong Kong on June 6, 2014.  The Company today announced its unaudited financial results for the six months ended September 30, 2024 (the “First Half of Fiscal Year 2024”). These unaudited financial results for the First Half of Fiscal Year 2024 were prepared by the management without review by the Company’s independent auditors.

First Half of Fiscal Year 2024 Financial Results

	For the Six Months Ended September 30,
	2023	2024	Change
	HK$	HK$	%
Revenue	23,667,668	17,611,950	(25.6)
Cost of service	(15,928,443)	(12,708,290)	(20.2)
Gross profit	7,739,225	4,903,660	(36.6)
General and administrative expenses	(4,082,321)	(3,267,217)	(20.0)
Profit before taxation	3,432,444	1,297,000	(62.2)
Income tax	(872,703)	(491,509)	(43.7)
Profit for the period	2,559,703	805,491	(68.5)
Earnings per share – basic and diluted	0.20	0.06	(70.0)

Revenue

The Company is an integrated marketing and advertising services provider in Hong Kong specializing in mobile games promotion for the Hong Kong market. Its clients primarily come from China and are either mobile game developers or affiliated with the development of mobile games.

Revenue decreased by HK$6.1 million, or approximately 25.6%, from approximately HK$23.7 million for the six months ended September 30, 2023, to approximately HK$17.6 million for the six months ended September 30, 2024. This decrease of approximately HK$4.6 million was primarily due to the decline in customers’ demands for online advertising. Because a new mobile game typically takes one to two years to launch, some of COVID-19’s negative impacts on the Company’s business were fully realized only in the period covered by this report. In addition, some of the Company’s client operations in the local market in Hong Kong were further affected by the prevailing general economic outlook in the region and, correspondingly, have reduced the number of new mobile games launched in the market, which in turn resulted in the Company’s reduced business volume during the related period.

The decline in demand for the Company’s services was most pronounced for online advertising services because many of the Company’s clients further allocated a larger portion of their advertising budget to offline media channels. Since COVID-19’s adverse implications have abated, the Company anticipates a rebound in online revenue for the foreseeable future.

Conversely, the Company’s offline advertising revenue remained fairly consistent for the two fiscal periods presented. Of these, during the six months ended September 30, 2024, the Company undertook more offline advertising campaigns of relatively larger scale, which correspondingly lead to a higher individual contract value but, overall, a reduced number of offline advertising projects were undertaken. Accordingly, while more of the Company’s clients have shifted from online to offline advertising during the covered period, the offline advertising revenue did not increase and were comparable to the preceding fiscal period.

In addition to revenue resulting from online and offline advertising services, the Company also derived revenue from strategic planning and other services, which were rendered on an interim basis. These revenues also experienced a decline during the related period, as many clients found it easier to manage their advertising pursuits on a one-off package and have opted for those arrangements in place of an interim service term. Nevertheless, revenue received from these service categories does not constitute a significant proportion of the Company’s income portfolio.

Cost of services

Cost of services decreased by approximately HK$3.2 million (US$0.4 million), or approximately 20.2%, to approximately HK$12.7 million (US$1.6 million) for the six months September 30, 2024, compared to the six months ended September 31, 2023. Alongside the decline in demand for online advertising services during the related period, there was a corresponding reduction in online advertising expenditures incurred, such as fees paid to media publishers for the procurement of advertising inventories, contributing to an overall decrease in the Company’s cost of services.

In contrast, the decrease in cost of services was less than proportionate than the decrease in revenue, mainly because offline advertising expenditures did not experience a decline to the same extent as revenue. By its nature, offline advertising frequently entails the deployment of physical mediums for the broadcast of advertising content and thereby results in a higher advertising fee rate. Thus, alongside the increase in the proportion of offline advertising services provided to clients, the Company’s cost of services did not reflect the a decrease to the same extent as compared to revenue.

Gross profit

Gross profit decreased by approximately HK$2.8 million, or approximately 36.6%, to approximately HK$4.9 million (US$1.2 million) for the six months ended September 30, 2024, compared to the six months ended September 30, 2023. The decrease in gross profit was mainly the result of reduced online revenue for the six months ended September 30, 2024.

Gross profit margin decreased from approximately 32.7% for the six months ended September 30, 2023, to 27.8% for the six months ended September 30, 2024. The decrease in gross profit margin was mainly due to the decrease in revenue from online advertising and other services, which normally leads to a higher gross profit margin as compared to offline advertising, for the reasons previously discussed.

General and administrative expenses

General and administrative expenses decreased by approximately HK$0.8 million, or approximately 20.0%, for the six months ended September 30, 2024, as compared to the six months ended September 30, 2023. The decrease in general and administrative expenses was mainly due to the Company’s reduction in staff performance bonus payments compared to prior years. In addition, the general and administrative expenses for the six months ended September 30, 2023, included an impairment loss on accounts receivable, which did not recur for the six months ended September 30, 2024.

Income tax expense

Income tax expense decreased by approximately HK$0.4 million, or approximately 43.7%, from approximately HK$0.9 million for the six months ended September 30, 2023, to approximately HK$0.5 million for the six months ended September 30, 2024. The Company’s principal operating subsidiary, CTRL Media, was incorporated in Hong Kong and is therefore subject to Hong Kong profits tax, which is chargeable at the tax rate of 16.5% for all assessable profits derived from the jurisdiction of Hong Kong. The decrease in income tax expense was mainly the result of the decline in the Company’s profitability for the period concerned, which correspondingly translated into a lower tax assessable profit.

Net profit decreased by approximately HK$1.8 million, or approximately 68.5%, from approximately HK$2.6 million for the six months ended September 30, 2023, to approximately HK$0.8 million for the six months ended September 30, 2024. Such change was the result of the combination of the changes as discussed above.

Cash Flow

Net cash used in operating activities was approximately HK$2.4 million for the six months ended September 30, 2024, mainly derived from changes in operating assets and liabilities of approximately HK$3.2 million, partially offset by net income of approximately HK$0.8 million for the six months ended September 30, 2024. Changes in operating assets and liabilities mainly included (i) an increase in accounts receivables of approximately HK$1.9 million, as our revenue derived from services rendered during the latter months of the covered period increased, and the related settlement payments from our clients were still pending; (ii) a decrease in amount due to related parties of approximately HK$0.9 million, as we settlement payments from our related parties in the latter months; (iii) an increase in deposits, prepayments and other receivables of approximately HK$0.8 million, due to a rise in deferred initial public offering (“IPO”) cost; partially offset by an increase in income tax payable of approximately HK0.8 million as we accrued for the tax liabilities arising from the current period of operation.

Net cash generated from financing activities was approximately HK$1.0 million for the six months ended September 30, 2024, which included an advance from a shareholder for offering expenses related to the IPO of approximately HK$1.4 million, net of the repayment of bank borrowings of approximately HK$0.4 million.

Recent Developments

On January 23, 2025, the Company closed its IPO of 2,000,000 ordinary shares, no par value per share (the “Ordinary Shares”). The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “MCTR” on January 22, 2025.

On January 24, 2025, R.F. Lafferty & Co., Inc., as the representative of the underwriters for the IPO, exercised its over-allotment option to purchase an additional 300,000 ordinary shares of the Company at the public offering price of $4.00 per share. The closing for the sale of the over-allotment shares took place on January 27, 2025.

About CTRL Group Limited

The Company is a holding company limited by shares and established under the laws of the British Virgin Islands with no material operations of its own. The Company, through its wholly-owned subsidiary, CTRL Media, provides integrated marketing and advertising services provider in Hong Kong specializing in mobile games promotion for the local market, please visit the Company’s website at www.ctrl-media.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

CTRL Group Limited

Phone:	+852 31074887
Email:	project@ctrl-media.com

CTRL Group Limited and Subsidiary

Consolidated Balance Sheets

As of September 30, 2024 and March 31, 2024

	As of
	March 31, 2024	September 30, 2024	September 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and Cash Equivalents	4,368,915	2,941,264	378,575
Accounts receivable	5,880,737	7,784,255	1,001,925
Amounts due from related parties	293,000	23,000	2,960
Deposits, prepayments and other receivables	4,679,238	5,457,796	702,482
Income tax recoverable	233,104	—	—
Total current assets	15,454,994	16,206,315	2,085,942
Non-current assets
Property and Equipment	268,396	233,388	30,040
Right-of-use assets	522,011	331,020	42,606
Total non-current assets	790,407	564,408	72,646
Total assets	16,245,401	16,770,723	2,158,588
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	1,779,240	1,390,953	179,032
Amounts due to related parties	1,876,577	675,427	86,935
Amount due to a shareholder	3	1,409,403	181,407
Operating lease liabilities	421,002	331,021	42,606
Accruals and other payables	314,213	242,983	31,275
Bank borrowing	861,449	877,181	112,903
Income tax payable	—	591,038	76,074
Total current liabilities	5,252,484	5,518,006	710,232
Non-current liabilities
Operating lease liabilities	101,009	—	—
Bank borrowing	8,138,551	7,696,208	990,592
Deferred tax liabilities	32,762	30,423	3,916
Total liabilities	13,524,806	13,244,637	1,704,740
Shareholders’ equity
Ordinary shares, authorized to issue an unlimited number of ordinary shares of no par value, 13,000,000 issued and outstanding as of September 30, 2024 and March 31, 2023, respectively*	77,500	77,500	9,975
Capital reserve	19,997	19,997	2,574
Translation Reserve	4,293	4,293	553
Retained earnings	2,618,805	3,424,296	440,746
Total shareholders’ equity	2,720,595	3,526,086	453,848
Total liabilities and shareholders’ equity	16,245,401	16,770,723	2,158,588

*	Giving retroactive effect to the 1 for 1,300 share split effected on February 27, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

CTRL Group Limited and Subsidiary

Consolidated Statements of Income

For the Six Months Ended September 30, 2024 and 2023

	For the six months ended September 30,
	2023	2024	2024
	HK$	HK$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	23,667,668	17,611,950	2,266,865
Cost of services	(15,928,443)	(12,708,290)	(1,635,705)
Gross Profit	7,739,225	4,903,660	631,160
Operating Expenses
General and Administrative expense	(4,082,321)	(3,267,217)	(420,530)
Income from operation	3,656,904	1,636,443	210,630
Other income (expenses)
Other income, net	16,565	(56,511)	(7,274)
Other gain (loss)	(84,499)	(122,803)	(15,806)
Interest expense	(156,564)	(160,129)	(20,619)
Total other income (expense), net	(224,498)	(339,443)	(43,690)
Profit before tax	3,432,406	1,297,000	166,940
Income tax	(872,703)	(491,509)	(63,264)
Net income	2,559,703	805,491	103,676

Weighted average shares outstanding – basic and diluted	13,000,000	13,000,000	13,000,000

Earnings per share – basic and diluted	0.20	0.06	0.01

CTRL Group Limited and Subsidiary

Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended September 30, 2024 and 2023

	For the six months ended September 30, 2023
	Number of Shares	Amount	Capital Reserve	Translation Reserve	Retained Earnings	Total
		HK$	HK$	HK$	HK$	HK$
Balance at March 31, 2023	13,000,000	77,500	19,997	—	3,719,145	3,816,642
Net income	—	—	—	—	2,559,703	2,559,703
Dividend	—	—	—	—	(3,000,000)	(3,000,000)
Balance at September 30, 2023 (Unaudited)	13,000,000	77,500	19,997		3,278,848	3,376,345

	For the six months ended September 30, 2024
	Number of Shares	Amount	Capital Reserve	Translation Reserve	Retained Earnings	Total
		HK$	HK$	HK$	HK$	HK$
Balance at March 31, 2024	13,000,000	77,500	19,997	4,293	2,618,805	2,720,595
Net income	—	—	—	—	805,491	805,491
Balance at September 30, 2024 (Unaudited)	13,000,000	77,500	19,997	4,293	3,424,296	3,526,086

CTRL Group Limited and Subsidiary

Consolidated Statements of Cash Flows

For the Six Months Ended September 30, 2024 and 2023

	For the six months ended September 30,
	2023	2024	2024
	HK$	HK$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	2,559,703	805,491	103,676
Adjustments to reconcile net income to cash used in operating activities:
Depreciation of property and equipment	35,009	35,009	4,506
Deferred tax liabilities	(3,263)	(2,339)	(301)
Bad Debt Expense	—	4,914	633
Operating cash flows before movements in working capital	2,591,449	843,075	108,514
Accounts receivable	(7,092,673)	(1,908,433)	(254,638)
Deposits, prepayments and other receivables	(1,402,307)	(778,558)	(100,211)
Amounts due (to) from related parties	599,829	(931,150)	(119,850)
Accounts payable	1,399,093	(388,287)	(49,977)
Accruals and other payables	(682,881)	(71,230)	(9,170)
Contract liabilities	(26,995)	—	—
Income tax payable	875,966	824,142	106,077
Net cash (used in) operating activities	(3,738,519)	(2,410,441)	(310,255)
Cash flows provided by financing activities:
Repayment of bank borrowing	—	(426,611)	(54,910)
Advance from a shareholder of the Company	1,768,670	1,409,400	181,406
Dividend paid	(3,000,000)	—	—
Net cash (used in) generated from financing activities	(1,231,330)	982,789	126,496
Net decrease in cash	(4,969,849)	(1,427,652)	(183,759)
Cash, beginning of period	8,574,262	4,368,915	562,334
Cash, end of period	3,604,413	2,941,263	378,575

Supplemental information
Cash paid for interest, net	(139,999)	(152,235)	(19,594)
Cash paid for income tax	—	—	—